EXHIBIT 1.1

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

BY-LAWS

A free translation from the original in Portuguese

SECTION I

Name, Organization, Head-Office, Duration and Object

Article 1 - Centrais Elétricas Brasileiras S.A. - ELETROBRÁS is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3.890-A, dated April 25,1961 and whose organization was established as per the present By-laws.

Article 2 - ELETROBRÁS, being an organization from the indirect public federal administration, will be ruled by Law 3.890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present By-laws.

Article 3 - ELETROBRÁS has its head offices in the Federal Capital and central office in the City of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated with, and as per its social objective, the Company may also create offices in Brazil and abroad.

1st Paragraph - ELETROBRÁS, either directly or through its subsidiary or controlled companies, is allowed to join in, with allocation of funds, the constitution of consortia of companies or participation in companies, without control, with the objective of exploring the production or transmission of electric energy, under concession or authorization.

2nd Paragraph - In the subsidiary companies which ELETROBRÁS might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participating conditions of the other partners.

3rd Paragraph - The subsidiary companies will follow the administrative, financial, technical and accounting rules, as uniformly as possible, established by ELETROBRÁS.

4th Paragraph - The representatives from ELETROBRÁS in the administration of the companies, subsidiaries or not, in which ELETROBRÁS participates, will be selected by the Board of Directors.

5th Paragraph - The company is constituted without fixed established time.

Article 4 - The corporate purpose of ELETROBRÁS is:

I) to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

II) to cooperate with the Ministry under which it is subject to, in order to establish the country energy policy;

III) to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by ELETROBRÁS;

IV) to provide guarantees, in Brazil or abroad, in favor of electric energy public utilities under its control;

V) to promote and support research of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI) to contribute to the training of technical personnel required by the Brazilian electric energy sector, as well as to the training of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII) to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry which it is subject to.

SECTION II

Operations and Obligations

Article 5 - ELETROBRÁS shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

I) promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aimed at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

II) promote studies of power plants based upon non-conventional primary sources of electricity;

III) provide its standing on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

IV) develop rural power supply programs;

V) participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may be of interest to the electric energy sector;

VI) promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;

VII) act as an executive body of the statistic information system of the electric energy sector;

VIII) cooperate in the protection of the environment, by means of a proper utilization of the natural available resources, and the protection of the hydro resources, of the forests, fauna and flora and to avoid pollution in any of its forms, within the scope of its activities;

IX) coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;

X) develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;

XI) develop programs, projects and activities to stimulate and guide the consumers, in order to balance out electric energy supply and demand.

XII) participate, according to current legislation, in programs for increasing the use of alternative sources of electric power generation.

SECTION III

Capital and Shares

Article 6 (*) - The share capital of the Company amounts to R$ 26.156.567.211,64 (twenty six billion one hundred and fifty-six million five hundred and sixty-seven thousand two hundred eleven reais and sixty-four cents), divided into 905,023,527 common shares, 146,920 Class “A” preferred shares and 227,186,643 Class “B” preferred shares, all of them without par value.

Article 7 - ELETROBRÁS’ shares shall be:

I) common, under nominative form, entitled to vote;

II) preferred, under nominative form, not entitled to vote in the general meetings.

1st Paragraph - Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of ELETROBRÁS.

2nd Paragraph - Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

Article 8 - Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.

1st Paragraph - Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided between them.

2nd paragraph - Preferred class “B” shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a over the capital linked to that type and class of shares, to be equally divided between them.

3rd Paragraph - Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

4th Paragraph - Preferred shares shall be entitled to the receiving of dividends, for each share, at least ten per cent above the dividend linked to each common share.

Article 9 - ELETROBRÁS’ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

1st Paragraph - When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to ELETROBRÁS’ shares, provided however, that the Federal Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

2nd Paragraph - ELETROBRÁS shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, up to the limit of  2/3 of preferred shares, in relation to the total of issued shares.

Article 10 - The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of ELETROBRÁS.

Sole Paragraph - The shareholder who does not make payment in compliance with the terms and regulations set forth in this Article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Article 11 - ELETROBRÁS may issue multiple share certificates.

1st Paragraph - Any grouping or split of shares may be made upon the shareholder’s request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder’s account.

2nd Paragraph - The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.

Article 12 - ELETROBRÁS may issue non-convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Article 13 - ELETROBRÁS, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Article 14 - The redemption of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders Meeting, not dependent upon approval by the shareholders special meeting, according to the types and classes into consideration.

SECTION IV

The Management

Article 15 - The Management of ELETROBRÁS, in the form of the present By-laws and based on current legislation, is the sole responsibility of the Board of Directors and of the Board of Executive Officers.

Article 16 - Only Brazilian citizens are entitled to take seats at the Administration of ELETROBRÁS, and the members of the Board of Directors must be shareholders of the Company, and the officers of the Board of Executive Officers, whether are shareholders or not, and proving dispensable, in both cases, the management guarantee according to Article 148, of Law 6404, dated December 15th, 1976.

1st Paragraph - The minutes from the general stockholders meeting, or meeting of the Board of Directors, which had elected, respectively, administration Members of the Board of Directors and Company’s Officers, should specify the qualifications of each of the elected and their term period, and when the law demands certain requirements for taking charge in Eletrobrás’ administration, only the person who has shown evidence of such requirements, which will be filed at the social office.

2nd Paragraph - Persons who are declared to be disabled by act of CVM are not entitled to take administration charges, or those subject to special law, or sentenced for bankruptcy, violations deviate from rectitude, or bribery, concussion against people’s economy, public faith or property or criminal offense, which prevent access to public charges.

Article 17 (*) - The Board of Directors of ELETROBRÁS shall made up of ten Board Members - all of them with under-spited reputation and moral standards - elected by the General Shareholders Meeting, which will designate from among them the Chairman, all of them for a term not to exceed undisputed than one year, their re-election being allowed as follows:

I - seven Members selected amongst Brazilian citizens renown for their knowledge and experience, moral good standing and excellent reputation, appointed by the Minister of Mines and Energy;

II - one Member appointed by the Minister of Planning, Budget and Management, according to section 61 of Law 9649, dated May 27th, 1998; and

III - one Member elected by minority shareholders, natural persons and private law companies.

IV - one Member elected in a separate voting section at the General Meeting, excluding the controlling shareholder, by the holders of preferred non-voting shares, issued by ELETROBRÁS, which represents, at least, ten per cent of the social capital.

Sole Paragraph - Only the shareholders who state their condition of non-interrupting ownership of shares, for a period of at least three months, immediately before the General Meeting, are entitled to perform the right established on the item IV above.

Article 18 - The Board of Executive Officers shall consist of the President and the Officers.

1st Paragraph - The President of ELETROBRÁS will be selected from among the members of Board of Directors of Eletrobrás.

Article 19 - Each member of the Administration bodies shall, prior to his entrance and on leaving office, submit a statement of personal assets, which shall be entered in the appropriate book.

Article 20 - Members of the Board of Directors and Officers will enter their charges after signing their investiture, undersigned by the President and by the Board Member or Officer that took office, at the minute book from Board of Directors of ELETROBRÁS, or the Board of Executive Officers, as the case may be.

1st Paragraph - In the event that the President of ELETROBRÁS takes office, the Minister of State to which ELETROBRÁS is subordinated will also sign the investiture.

2nd Paragraph - In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

3rd Paragraph - The investiture must contain, subject to becoming null, the indication of at least one residence in which the administrator will receive legal warrants in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to ELETROBRÁS.

Article 21 - The Board of Directors of ELETROBRÁS and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the Members of the Board of Directors or Executive Officers present at the meetings.

1st Paragraph - Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.

2nd Paragraph - The Board of Directors of ELETROBRÁS shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

3rd Paragraph - It is the responsibility of their respective Presidents and/or to the majority of the members of each committee of the Company’s administration, to call, extraordinarily, the meetings of Board of Directors of ELETROBRÁS and of the Board of Executive Officers.

4th Paragraph - The Presidents are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of ELETROBRÁS and resolutions of the Board of Executive Officers.

SECTION V

The Board of Directors

Article 22 - It shall be incumbent upon the Board of Directors of ELETROBRÁS to establish fundamental guidelines for the administration of ELETROBRÁS, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of ELETROBRÁS, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

Article 23 - It is not allowed to be elected for the office of Board Member, except by decision of the General Meeting, a person who:

I)	takes offices in companies which might be considered competitors in their segment, mainly, in consulting, administration or fiscal councils; and

II)	holds conflicting interest with those of ELETROBRÁS.

Article 24 - The Board Member who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.

Article 25 - With the exercise of its capacity, it shall be incumbent upon Board of Directors of ELETROBRÁS to decide about the following matters:

I)	to decide on the organization of subsidiary companies or the cessation of the participation of ELETROBRÁS in said companies;

II)

to decide on the association, either directly or through a subsidiary or controlled company, with funding, for the constitution of corporate consortia or participation in companies, without control, for the purpose of exploring activities of generation or transmission of electric energy, under concession or authorization;

III)	to fix the criteria for the granting of loans and financing;

IV)

besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0,02% of the Company’s Stockholders Equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

V)	to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;

VI)

to deliberate on the organization of technical- scientific research entities which interest the energy power sector, as well as the granting of loans and underwriting guarantees to those under its control;

VII)	to call the General Shareholders Meeting, in the events stipulated by Law 6404/76, or whenever it deems convenient;

VIII)	to fix the distribution of functions among the members of the Board of Executive Officers;

IX)	to propose to the General Shareholders Meeting a capital increase, issuance of shares, subscription bonds and debentures of ELETROBRÁS, except the one described on item X;

X)

to authorize the purchase of shares issued by ELETROBRÁS, for the purpose cancellation or treasury and further sale, as well as to decide on the issuance of non-convertible bonds and debentures, without conversion into shares and without real guarantee;

XI)	to decide on the negotiation of shares or debentures;

XII)	to authorize the sale of permanent assets and the creation of real property liens;

XIII)	to approve the estimates of revenues, general appropriation of expenditure and provision for investments of ELETROBRÁS in each business year, exercising their respective control;

XIV)	to elect and dismiss the Company’s Officers, to control the management of its members, and to examine, at any time, the books and reports of ELETROBRÁS;

XV)	to approve the administration report and the Board of Executive Officers’ accounts;

XVI)

to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping ELETROBRÁS’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of Article 7th of the present By-laws;

XVII)	to establish the fundamental guidelines of the administrative organization of ELETROBRÁS;

XVIII)

selection of ELETROBRÁS’ representatives in the administration of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, Company’s employees or from subsidiaries;

XIX)	to decide on sale expropriations;

XX)	to decide on relevant matters regarding the activities of ELETROBRÁS;

XXI)	to develop and to alter its internal regulations;

XXII)

to decide on the declaration of intermediate dividends and on the payment of interest on own capital, proposed by the Board of Executive Officers, according to Article 33, item XI of the present By-laws;

XXIII)	to grant vacations or leaves to the members of the Board of Executive Officers;

XXIV)	to establish the number of functions in confidence of the superior administration of ELETROBRÁS, according to the terms of item II, Article 52 of the present By-laws;

XXV)	to decide on cases not provided for in the present By-laws.

Sole Paragraph - The minutes of meetings from the Board of Directors of ELETROBRÁS will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

Article 26 - In each business year, the Board of Directors of ELETROBRÁS shall examine and submit for the approval of the General Stockholders Meeting the Administration Report, balance sheet, statement of income, accumulated profit and loss statement, sources and uses of funds, as well as a proposal for the allotment of dividends and the investment of surplus, with its annexed opinion and the opinion from the Auditing Committee, according to item XI, of article 33, and an independent auditors’ certificate.

Article 27 - In the event of a vacancy in the office of President of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next General Meeting.

Article 28 - In the event of a vacancy in the office of a Board Member, the substitute shall be appointed by the remaining Board Members and shall act until the first General Meeting, according to article 150 of Law 6.404, of 1976.

Sole Paragraph - The chosen Board Member shall finish the mandate of replaced Board Member.

Article 29 - Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of art. 158, of Law 6.404, of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the Company.

§ 1st(*) ELETROBRÁS will ensure defense for the members and former members of the Board of Executive Officers and Board of Directors in judicial and administrative suits set against them relating to behavour performed while in office, provided there was not incompatibility with the Company’s interests.

§ 2nd(*) - The benefit foreseen in the previous paragraph is applied, in what it can be fit and by the criterion of the Board of Directors, to the members and former members who are high level managers, regularly identified as competent by delegation of the managers.

§ 3rd(*) - Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of ELETROBRÁS has been consulted with.

§ 4th(*) - ELETROBRÁS can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favour of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

& 5th(*) - If any of the mentioned members is convicted, and not allowed further appeal in respect to Company’s by-laws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobrás the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the Company.

Article 30 - The Board of Directors shall elaborate internal rules, in order to enhance its working, in light of the rules for its composition and competence fixed on the present By-laws and on-going legislation.

SECTION VI

The Board of Executive Officers

Article 31 - The general management of ELETROBRÁS shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

Sole Paragraph(*) - The Chairman and other Officers are not allowed to exercise managerial, administrative or consulting functions in private companies which are electric energy public concessionaires, or in private law companies in any way connected with the electric sector, except for subsidiary companies, controlled companies and utilities controlled by the States, in which ELETROBRÁS has participation, in which utilities they may occupy offices in the Board of Executive Officers, subject to the provisions of Law 9.292, dated July 12th, 1996, with regard to their remuneration.

Article 32 - Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

1st Paragraph - Holidays or leaves of absence of any member of the Board of Directors will be subject to the Board of Directors of ELETROBRÁS approval, according to the terms of item XXIII of Article 25, of the present By-laws.

2nd Paragraph - In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however that such substitute is a member of the staff of ELETROBRÁS.

3rd Paragraph - If a vacancy definitively occurs in the Board of Executive Officers, the same criterion from the previous paragraph shall be applied in order to replace the Officer which will resign from the Company, until the next Board of Directors of ELETROBRÁS meeting appoints a substitute to occupy the vacant office during the remaining term of office of the replaced member.

Article 33 - The Board of Executive Officers, in the exercise of its rights and duties shall, especially:

I)

submit for the Board of Directors of ELETROBRÁS the fundamental guidelines of the administrative organization of ELETROBRÁS, as well as the examining, decision and approval of subject from items I to XXV of Article 25 of the present By-laws, except for item “XXI”;

II)

carry out the management of ELETROBRÁS, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0,02% of the stockholders equity of the Company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

III)	establish administrative, technical, financial and accounting rules for ELETROBRÁS;

IV)	prepare budgets for ELETROBRÁS;

V)	approve changes to the organizational structure of ELETROBRÁS, within the scope of its authority;

VI)	approve plans which provide for admission, career, access benefits and discipline of the employees of ELETROBRÁS;

VII)	approve the names indicated by the Directors to occupy places directly under their control;

VIII)	issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the Directors;

IX)	delegate authority to Directors for individual decisions on matters included within the scope of the functions of the Board of Directors;

X)	delegate powers to Members of the Board of Executive Officers and employees for the approval of expenditures, establishing limits and conditions;

XI)

prepare, for each business year, the Balance Sheet, Statement of Income, Accumulated Profit and Loss Statement, Statement of Source and Uses of Funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of ELETROBRÁS and the Auditing Committee, and for the examination and decision of the General Stockholders Meeting;

XII)	prepare plans for the issue of debentures, for the appreciation of Board of Directors of ELETROBRÁS, which shall decide about them or submit to the General Stockholders Meeting, according to the case;

XIII)	establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which ELETROBRÁS has a majority participation;

XIV)	control the activities of subsidiaries and controlled companies, and of entities in which ELETROBRÁS has a majority participation;

XV)	appoint representatives of ELETROBRÁS to attend general meetings of companies in which it participates as shareholder, issuing instructions for their performance;

XVI)	decide about the appointment of independent auditors for the subsidiaries;

XVII)

give its opinion on the grant of electric power concessions requested to the National Agency of Electric Energy - ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

SECTION VII

Duties of the President and Directors

Article 34 - It shall be incumbent upon the President to guide the administrative policy of ELETROBRÁS, calling and presiding the meetings of Board of Executive Officers, as well as:

I)	to supervise the business of ELEETROBRÁS;

II)

to represent ELETROBRÁS in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any Officer or Board Member, as well as appoint representatives, attorneys, agents or proxies;

III)	to preside over General Shareholders Meetings;

IV)	to hire and dismiss employees;

V)	to formalize the appointments approved by Board of Directors;

VI)	to have the annual report on the activities of ELETROBRÁS published;

VII)

together with another Officer, to move funds of ELETROBRÁS, signings deeds and agreements; provided, however, that this power may be delegated to the other member of the Board of Executive Officers and to attorneys or employees of ELETROBRÁS, subject to the approval of the Board of Directors.

Article 35 - The President and the Directors shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of ELETROBRÁS.

SECTION VIII

Of the Audit Committee

Article 36 - The Audit Committee of ELETROBRÁS is held permanently and is composed of five effective members, and their respective substitutes, elected by the General Stockholders Meeting, according to the requests fixed by Law 6404/76, all of them Brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

1st Paragraph - Among members of the Auditing Committee, one Board Member shall be indicated by the Minister of Treasury, as representative of the National Treasury.

2nd Paragraph - In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Auditing Committee shall be replaced, until the term is over, by the respective substitute.

3rd Paragraph - The term of the Auditing Committee members is of one year, subject to re-election.

4th Paragraph - The members of the Auditing Committee and substitutes shall perform their duties until the first General Shareholders Meeting, to be held after its election, subject to re-election.

5th Paragraph - The members of the Auditing Committee shall perform their duties, which are non-transferable, at the exclusive interest of the Company, and it is considered abusive to perform such duty with the objective of causing damage to the Company, or to its shareholders or administration staff, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the Company, to its shareholders or administrators.

Article 37 - It shall be incumbent upon the Auditing Committee:

I)	to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;

II)	to issue an opinion on the annual report from the Administration, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders Meeting;

III)

to issue an opinion on the proposals from the administrative bodies, to be presented to the Shareholders Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV)

to expose, by any of its members, to the administrative bodies, and in the event that they do not take the necessary measures on behalf of ELETROBRÁS’ interests, to the Shareholders Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

V)

to call an Ordinary Shareholders Meeting, in the event that the administrative bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the meeting’s agenda the subject they consider more necessary;

VI)	to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by ELETROBRÁS;

VII)	to examine the financial statements for the fiscal year and to issue an opinion on them, and;

VIII)	to perform the duties established on items I to VII in the event of liquidation of ELETROBRÁS;

1st Paragraph - The administration bodies have the obligation of informing, by written form, to make available to the members of the Auditing Committee, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

2nd Paragraph - The members of the Auditing Committee will attend meetings from the Board of Directors and the Board of Executive Officers of ELETROBRÁS, in which is being deliberated subjects in which they might opine (items “II”, “III” and “VII”, from this article).

Article 38 - The Auditing Committee will meet ordinarily once a month, and extraordinarily, whenever called by the President of the Board of Directors, Company’s CEO or by any of its members.

First Paragraph - The Council will hold a meeting with a minimum of three Members of the Board of Directors, and the approval of matters subject to their decision demand vote of at least three of its members.

Article 39 - The Auditing Committee of ELETROBRÁS may elaborate internal rules, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present By-laws and on ongoing legislation.

SECTION IX

Of the General Shareholders Meeting

Article 40 - Ordinary Shareholders Meetings shall be held within the four months immediately subsequent to the closing of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of ELETROBRÁS and the Auditing Committee; and fixing of the remuneration of the administrators and members of the Auditing Committee, whenever necessary, in observation of applicable legislation.

Article 41 - Besides the instances provided for in applicable laws, the General Shareholders Meeting shall meet whenever Board of Directors of ELETROBRÁS deems it advisable and, especially, to decide about the following matters:

I - to hold in lieu all or part of its shares in the social capital of ELETROBRÁS or its subsidiaries;

II - capital increases through subscription for new shares;

III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;

V - the sale of debentures convertible into shares owned by ELETROBRÁS, issued by its subsidiaries;

VI - the issue of any other securities or papers, in Brazil or abroad;

VII - any splitting, merger or incorporation;

VIII - any exchange of shares or other securities;

IX - redemption of shares of one or more classes, regardless of the approval by the Special Meeting of Shareholders of types and classes in regard.

§ 1º(*) The minimum time span between the first Announcement of Meeting and the data of realization of Assembly shall be of 15 days and 8 for the second notice.

§ 2º(*) Assembly deliberation shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital.

§ 3º(*) The declaration of vote can be registered if so desires the shareholder representative.

§ 4º(*) Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Assembly disclosure.

Article 42 - The Table, conducting the proceedings of the General Shareholders Meetings shall consist of the President of ELETROBRÁS or his substitute and a secretary, chosen from among those present.

Article 43 - The announcement of meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.

Sole Paragraph - The filing in ELETROBRAS of documents in evidence of the ownership of shares may have to be carried out seventy-two hours before the time scheduled for the General Meeting.

Article 44 - Shareholders may be represented by a procurator at the General Shareholders Meetings, in accordance with the stipulations of article 126, of Law 6,404, of 1976.

1st Paragraph - The public notary recognition is dispensable for signatures on instrument or warranties provided by non-resident shareholders and holders of depositary receipts, and the representation instrument must be deposited at ELETROBRÁS head-office within seventy-two hours in advance from the day scheduled for the General Meeting.

2nd Paragraph - The representation of the Federal Government at the Shareholders Meetings will be conducted according to specific existing federal law.

SECTION X

Business Years and Financial Statements

Article 45 - The business year shall coincide with the calendar year, starting as of January 1 st and ending December 31 yearly and shall comply, regarding financial statements, with the provisions in Law NR. 3,890-A, 1961, the Federal Laws on electric energy, Corporation Laws and these By-Laws.

1st Paragraph - In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty-five per cent of the net profit, adjusted in accordance with applicable laws.

2nd Paragraph - Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the General Shareholders Meetings.

3 rd Paragraph - The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by ELETROBRÁS for all legal effects.

Article 46 - Each year, besides the Legal Reserve, the General Shareholders Meetings of shareholders shall make the following allocations, calculated on that business year’s net profit:

I - one per cent for a “Study and Project Reserve”, destined for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and,

II - fifty per cent for an “Investment Reserve Fund”, destined for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Article 47 - Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Directors.

Article 48 - Every year ELETROBRÁS shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the closing of the immediately preceding business year, for the development of technological programs.

Article 49 - When the dividend has reached six per cent of the paid-up share capital, the General Meeting may stipulate percentages or bonuses against the profits, for the Managers of ELETROBRÁS.

Article 50 - The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to ELETROBRÁS.

SECTION XI

Personnel

Article 51 - To the employees of ELETROBRÁS and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3890-A, 1961 and of the present By-laws.

Article 52 - The labor force of ELETROBRÁS will be composed of:

I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;

II - occupiers of confidence functions of Superior Management, whose number will be established by the Board of Directors of ELETROBRÁS, in observance to item “XXIV” of article 22 of the present by-laws;

III - personnel admitted by temporary contract, in light of the applicable laws.

1st Paragraph - The confidence functions of upper management and power and responsibilities of their respective holders will be defined on the Offices and Salary Plan of ELETROBRÁS.

2nd Paragraph - The functions referred to in the 1st paragraph might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the Company.

Article 53 - After the closing of each business year of ELETROBRÁS and after the deduction of accumulated losses and the provision for Income Tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the Working Agreements and Conventions, signed by ELETROBRÁS, and specific directions fixed by the Executive Power.

Article 54 - ELETROBRÁS shall provide social welfare assistance to its employees, with the intervention of FUNDAÇÃO ELETROBRÁS DE SEGURIDADE SOCIAL – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

SECTION XII

General Provisions

Article 55 - ELETROBRÁS is bound to give all the information requested by the House of Representatives and by the Federal Senate, or by any of their committees, through its officers.

Sole Paragraph - The President, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Article 56 - ELETROBRÁS may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

1st Paragraph - Facilities built in compliance with this Article may be incorporated into ELETROBRÁS or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

2nd Paragraph - As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this Article may be operated by ELETROBRÁS or its subsidiaries, under an agreement entered into with the Federal Government.

Article 57 - The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State ELETROBRÁS is subject to:

I - the regulation governing competitive bidding;

II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for salaries, benefits, fringe benefits, and any other portions making up the remuneration of its employees.

(*) Items approved by shareholders Assembly awaiting publication of the Decree of the President of the Republic of Brazil.

AFRÂNIO DE ALENCAR MATOS Fº

General-Secretary